EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
Net loss	(51,929)	(80,273)	(49,903)	(130,031)	(252,298)	(208,761)	(83,811)
Add: fixed charges	729	6,467	12,335	10,694	12,504	9,284	12,007

Earnings as defined	(51,200)	(73,806)	(37,568)	(119,337)	(239,794)	(199,477)	(71,804)

Fixed charges:
Interest expensed and capitalized	544	5,988	11,240	9,326	10,988	8,148	10,842
Estimated interest component of rent	185	479	1,095	1,368	1,516	1,136	1,165

Total fixed charges	729	6,467	12,335	10,694	12,504	9,284	12,007

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.